

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2022

Meg O'Neill
Chief Executive Officer
Woodside Petroleum Ltd.
Mia Yellagonga, 11 Mount St.
Perth, Western Australia 6000
Australia

      Re: Woodside Petroleum Ltd.
          Amendment No. 1 to Draft Registration Statement of Form F-4
          Submitted February 2, 2022
          CIK No. 0000844551

Dear Ms. O'Neill:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-4

Management's Discussion and Analysis of Financial Condition and Results of Operations of BHP Petroleum
Business Overview, Strategy and Key Performance Drivers
BHP Petroleum costs, page 289

1.   We note your response to prior comment 23 indicates that net costs is a non-GAAP measure defined as "revenue less underlying EBITDA excluding freight and other costs, depending on the nature of each asset." As your net costs are used to calculate petroleum unit costs, please clarify how your current definition is consistent with its use as a cost measure, specifically addressing why revenue and profit measure components are

incorporated into the definition. We also note that you have revised your disclosure to present a reconciliation of this non-GAAP measure to "Expenses excluding Finance Costs" on page 289.   Please tell us how you have considered this revised presentation in describing how this non-GAAP measure is calculated.

Audited Consolidated Financial Statements of Woodside Petroleum Ltd.
Notes to the Consolidated Financial Statements
B.3 Oil and gas properties
Depreciation and amortisation, page F-29

2.   We note your response to prior comment 25 indicating that your depletion base used in your units-of-production calculation does not include estimated future development costs necessary to bring probable reserves into production. As transferred exploration and evaluation and offshore plant and equipment are depleted using the units of production basis over proved plus probable reserves or proved reserves for late life assets, please cite the accounting literature that supports your rationale for excluding estimated future development costs to access the probable reserves in your depletion base. In this regard, we note that your disclosure at footnote 3(b) to your pro forma financial statements at page 130 indicates that you employ the units of production method calculated in accordance with the successful efforts method of accounting. However the successful efforts method only allows for the amortization of acquisition costs over proved reserves and depletion of development costs over proved developed reserves and does not incorporate probable reserves in its calculation.

Exhibits

3.   We note the various indebtedness described under "Description of Certain Indebtedness" on page 309. Please file any such material agreements or tell us why you do not believe any such agreement is material. See Item 21(a) of Form F-4 and Item 601(b)(10) of Regulation S-K.

General

4.   We note your revised disclosure in response to comment 29, in which you disclose that Woodside Shares issued under the Share Sale Agreement (the "New Woodside Shares") will be issued by Woodside to BHP to be distributed by BHP to eligible holders of ordinary shares of BHP Group Ltd, via an in-specie dividend, or to a nominee appointed by BHP following consultation with Woodside to receive and sell New Woodside Shares comprising the Share Consideration attributable to the Ineligible Foreign BHP Shareholders and Relevant Small Parcel BHP Shareholders. Please provide an analysis explaining whether BHP would be participating in the distribution of the New Woodside Shares within the meaning of Section 2(a)(11) of the Securities Act of 1933.

You may contact Sandra Wall, Petroleum Engineer, at 202-551-6001 or John Hodgin, Petroleum Engineer, at 202-551-3699 on engineering matters. Please contact Joanna Lam, Staff Accountant, at 202-551-3476 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at 202-551-3271, or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Scott D. Rubinsky